Exhibit 12.10

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

The table below shows the ratio of earnings to fixed charges for our Company, which includes our subsidiaries, on a consolidated basis.

For purposes of calculating the ratios:

(1)	earnings include:

•	income(loss) from continuing operations before income taxes and change in accounting principle, plus

•	equity in the net income (losses) of less-than-50% owned entities.

(2)	fixed charges include:

•	interest expense incurred;

•	amortization of capitalized debt issuance costs; and

•	the interest component of rent.

The ratio of earnings to fixed charges is calculated as follows:

(Earnings) + (Fixed Charges)
(Fixed Charges)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended October 31,				Year Ended December 31,
	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges	8.4	5.7	5.7	5.4	4.3